Exhibit 12

Peoples Energy Corporation and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	12 months ended	Fiscal years ended September 30,
	12/31/2003	2003	2002	2001	2000	1999

Net Income Before Preferred
Stock Dividends, as reported	$ 104,284	$ 103,934	$ 89,071	$ 96,939	$ 82,942	$ 89,316

Undistributed earnings from equity investees	11,175	4,740	12,216	(7,587)	(11,545)	(8,672)

Add - Income Taxes	59,135	59,182	46,321	51,372	41,195	50,525
Fixed charges excluding capitalized interest	48,920	49,441	56,439	72,051	52,919	39,546

Earnings	$ 223,514	$ 217,297	$ 204,047	$ 212,775	$ 165,511	$ 170,715

Fixed charges including capitalized interest	$ 48,920	$ 49,441	$ 56,439	$ 72,051	$ 53,741	$ 42,153

Ratio of Earnings to Fixed Charges	4.57	4.40	3.62	2.95	3.08	4.05